Exhibit 99.1

Consolidated financial statements of

Western Wind Energy Corp.

September 30, 2010
(Unaudited)

Western Wind Energy Corp.
September 30, 2010

Table of contents

Interim consolidated balance sheets	1

Interim consolidated statements of operations	2

Interim consolidated statements of cash flows	3

Interim consolidated statements of shareholders’ equity and comprehensive income (loss)	4

Notes to the interim consolidated financial statements	5-19

Western Wind Energy Corp.
Interim consolidated balance sheets
As at September 30, 2010 and December 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

	September 30, 2010	December 31, 2009
	$	$
Assets
Current assets
Cash	805,136	1,882,152
Accounts receivable (net of allowance for doubtful accounts)	516,958	253,853
Refundable tax credits	39,066	89,479
Income taxes refundable	-	195,897
Prepaid expenses and deposits	784,587	489,034
	2,145,747	2,910,415

Restricted cash	2,576,434	106,114
Construction in progress (Note 3)	8,149,731	2,788,617
Deposits	1,400,453	446,288
Property and equipment (Note 4)	19,164,964	18,856,144
Goodwill and other intangible assets (Note 5)	4,017,757	4,094,502
	37,455,086	29,202,080

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	2,024,235	636,169
Discontinued	267,694	272,063
Accrued interest liabilities	234,521	5,879
Loans payable, current portion (Notes 6)	3,960,895	144,490
	6,487,345	1,058,601

Loans payable (Note 6)	161,572	184,606
Asset retirement obligation	79,615	75,575
Future income tax liability	2,712,406	3,040,136
	9,440,938	4,358,918

Shareholders' equity
Share capital (Notes 8)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
52,600,552 (2009 - 47,542,397)	52,533,809	47,319,717
Contributed surplus	11,285,923	6,714,588
Warrants (Note 9)	1,882,886	5,888,719
	65,702,618	59,923,024

Accumulated deficit	(36,475,166)	(34,032,404)
Accumulated other comprehensive loss	(1,213,304)	(1,047,458)
	(37,688,470)	(35,079,862)
	28,014,148	24,843,162
	37,455,086	29,202,080

Nature of business and continued operations (Note 1)
Commitments (Note 11)
Contingencies (Note 12)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.	Page 1

Western Wind Energy Corp.
Interim consolidated statements of operations
Three and nine month periods ended September 30,
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue
Sales from generating facilities	858,759	691,558	2,332,380	2,406,544

Expenses
Amortization	239,991	256,559	720,912	1,633,703
Asset retirement obligation accretion	1,767	1,783	5,287	40,752
Cost of sales (i)	400,871	483,156	1,161,816	1,435,568
Foreign exchange (gain) loss	(17,605)	(34,956)	2,222	29,112
General and administration (i)	564,653	626,546	1,875,658	2,133,267
Interest and accretion on long-term debt	3,642	12,462	8,500	37,842
Project development (i)	406,895	480,944	1,304,950	1,516,939
	1,600,214	1,826,494	5,079,345	6,827,183

Loss before the following	(741,455)	(1,134,936)	(2,746,965)	(4,420,639)
Interest income	827	449	1,725	6,438
Gain on sale of assets	-	-	23,344	-

Loss before income taxes	(740,628)	(1,134,487)	(2,721,896)	(4,414,201)
Future income tax recovery	75,424	488,566	279,134	903,039

Net loss	(665,204)	(645,921)	(2,442,762)	(3,511,162)

Net loss per share as reported - basic and diluted	(0.01)	(0.02)	(0.05)	(0.08)

Weighted average number of common shares outstanding - basic and diluted	52,600,552	41,758,553	50,044,684	41,501,371

(i)

Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totalling $364,100 (2009 - $993,950) for the nine months ending September 30, 2010 and $46,836 for the three months ending September 30, 2010 (2009 - $255,828) (Note 8 (e)).

See accompanying notes to the consolidated financial statements.	Page 2

Western Wind Energy Corp.
Interim consolidated statements of cash flows
Three and nine month periods ended September 30,
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Operating activities
Net loss from continuing operations after tax	(665,204)	(645,921)	(2,442,762)	(3,511,162)
Items not involving cash
Amortization	239,991	256,559	720,912	1,633,703
Asset retirement obligation accretion	1,767	1,783	5,287	40,752
Future income taxes recoverable	(75,424)	(492,954)	(279,134)	(909,261)
Stock-based compensation expense	46,836	255,828	364,100	993,950
Unrealized foreign exchange gain	(35,948)	(62,593)	(59,890)	(128,260)
Gain on sale of assets	-	-	(23,344)	-
	(487,982)	(687,298)	(1,714,831)	(1,880,278)
Change in non-cash working capital
Accounts payable and accrued liabilities	(457,772)	210,872	1,099,923	(244,443)
Accounts receivable	179,609	227,700	(270,117)	20,701
Accrued interest liabilities	-	1,346	-	(48,709)
Income taxes refundable	198,612	-	195,897	195,564
Prepaid expenses and deposits	(157,128)	11,660	(304,144)	(220,030)
Refundable tax credits	(10,414)	(11,577)	50,412	237,168
	(735,075)	(247,297)	(942,860)	(1,940,027)

Investing activities
Construction in progress	(2,001,404)	(418,278)	(4,119,720)	(1,206,777)
Deposits	(939,880)	(122,190)	(1,140,593)	(164,190)
Purchase of property and equipment	(4,365)	(191,190)	(937,857)	(854,312)
Restricted cash (i)	-	-	(2,470,320)	105,902
	(2,945,649)	(731,658)	(8,668,490)	(2,119,377)

Financing activities
Shares and warrants issued for cash	2,613,479	40,835	4,275,082	4,571,188
Loans payable	1,848,370	(32,935)	4,259,252	(450,241)
	4,461,849	7,900	8,534,334	4,120,947

Net cash (outflow) inflow	781,125	(971,055)	(1,077,016)	61,543
Cash position, beginning of period	24,011	2,849,969	1,882,152	1,817,371
Cash position, end of period	805,136	1,878,914	805,136	1,878,914

Supplemental cash flow information
Interest paid in cash	3,118	5,695	9,989	79,527
Interest income received	-	1	-	9,152
Income tax received	198,612	-	198,612	227,109

Non-cash financing activities - See statement of shareholders' equity

(i)	The Company has placed US$2,400,000 to secure a letter of credit to Southern California Edison as required by the power purchase agreement

See accompanying notes to the consolidated financial statements.	Page 3

Western Wind Energy Corp.
Interim consolidated statements of shareholders' equity and comprehensive income (loss
Nine month period ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	(5,023,162)	-	(5,023,162)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(1,759,726)	(1,759,726)
Comprehensive loss								(6,782,888)

Cash transactions
Recovery of issuance costs	-	98,260	-	-	-	-	-	98,260
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,701 and broker warrants	7,015,700	2,802,576	-	3,507,850	1,025,928	-	-	3,828,504
Broker warrants issued (a)	-	-	-	491,099	247,150	-	-	247,150
Private placement of units	699,955	351,919	-	349,975	103,051	-	-	454,970
Exercise of warrants at $1.00 per share	1,443,000	1,865,028	-	(1,443,000)	(422,029)	-	-	1,442,999
Exercise of warrants at $1.05 per share	38,890	53,747	-	(38,890)	(12,910)	-	-	40,837
Exercise of warrants at $1.20 per share	120,000	189,653	-	(120,000)	(45,653)	-	-	144,000
	9,317,545	5,361,183	-	2,747,034	895,537	(5,023,162)	-	6,256,720
Non-cash transactions
Issuance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	1,700,242
Expiry of warrants	-	-	650,652	(1,328,632)	(650,652)	-	-	-
Stock-based compensation	-	-	1,226,595	-	-	-	-	1,226,595
Balance at December 31, 2009	47,542,397	47,319,717	6,714,588	7,266,732	5,888,719	(34,032,404)	(1,047,458)	24,843,162
Net loss for the period	-	-	-	-	-	(2,442,762)	-	(2,442,762)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(165,846)	(165,846)
Comprehensive loss								(2,608,608)

Cash transactions
Private placement of 2,593,300 units at $1.10 per unit, net of issuance costs and broker warrants of $1,030,006 (b)	2,593,300	1,822,624	-	1,478,181	790,855	-	-	2,613,479
Exercise of warrants at $0.65 per share	200,000	201,405	-	(200,000)	(100,652)	-	-	100,753
Exercise of warrants at $1.00 per share	1,048,850	1,355,604	-	(1,048,850)	(306,754)	-	-	1,048,850
Exercise of options at $1.23 per share	300,000	621,039	(252,039)	-	-	-	-	369,000
Exercise of options at $1.43 per share	100,000	272,326	(129,326)	-	-	-	-	143,000
	4,242,150	4,272,998	(381,365)	229,331	383,449	-	-	4,275,082
Non-cash transactions
Bonus shares issued for financing	816,005	941,094	-	-	-	-	-	941,094
Warrants issued	-	-	-	328,752	199,318	-	-	199,318
Expiry of warrants	-	-	4,588,600	(3,600,007)	(4,588,600)	-	-	-
Stock-based compensation	-	-	364,100	-	-	-	-	364,100
Balance at September 30, 2010	52,600,552	52,533,809	11,285,923	4,224,808	1,882,886	(36,475,166)	(1,213,304)	28,014,148

(a)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 9).

(b)

Each unit is comprised of one share and one-half of one warrant. Each whole warrant may be exercised by the holder to acquire a common share at a price of $1.50 per warrant until June 30, 2012 or July 6, 2012 (Note 9).

See accompanying notes to the consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and includes the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company as at and for the year ended December 31, 2009. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. In recent years, income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. The Company has been successful in attracting additional capital to continue development and to maintain liquidity. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

If the going concern basis was not appropriate for these interim consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

2.	Significant accounting policies

New accounting pronouncements

(a)	Business combination

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and to recognize acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is in the process of reviewing the impact that adopting this section will have on its interim consolidated financial statements.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

New accounting pronouncements (continued)

(b)	Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact that adopting this section will have on its interim consolidated financial statements.

(c)	Convergence with International Financial Reporting Standards

In January 2006, the Canadian Institute of Chartered Accountants adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by January 1, 2011, unless, as permitted by Canadian securities regulations, Securities and Exchange Commission (“SEC”) registrants were to adopt U.S. GAAP on or before this date. The Company plans on adopting U.S. GAAP for its financial reporting commencing January 1, 2011. As a result, the Company will not be adopting IFRS in 2011.

3.	Construction in progress

	Windstar 120 MW	Mesa Wind 50 MW	Kingman 11 MW	Puerto Rico 30 MW	Total
	$	$	$	$	$

January 1, 2010	2,383,277	313,275	92,065	-	2,788,617
Additions	4,384,300	185,278	520,507	276,994	5,367,079
Foreign exchange	-	(5,965)	-	-	(5,965)
September 30, 2010	6,767,577	492,588	612,572	276,994	8,149,731

	Windstar 120 MW	Mesa Wind 50 MW	Kingman 11 MW	Total
	$	$	$	$

January 1, 2009	959,781	143,612	-	1,103,393
Additions	1,423,496	207,894	92,065	1,723,455
Foreign exchange	-	(38,231)	-	(38,231)
December 31, 2009	2,383,277	313,275	92,065	2,788,617

Included in construction in progress for Windstar are interest costs of $288,735 (2009 - $NIL) for the nine months ended September 30, 2010 and $110,197 (2009 - $NIL) for the three months ended September 30, 2010.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

4.	Property and equipment

		September 30, 2010
	Cost	Accumulated amortization	Net book value
	$	$	$

Land	10,712,754	-	10,712,754
Wind turbines and towers	12,942,785	(5,934,168)	7,008,617
Other generating facilities	2,475,776	(1,380,998)	1,094,778
Meteorological towers	348,043	(236,054)	111,989
Furniture and equipment	167,304	(103,606)	63,698
Assets under capital leases	412,474	(239,346)	173,128
	27,059,136	(7,894,172)	19,164,964

		December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$

Land	9,565,862	-	9,565,862
Wind turbines and towers	13,146,737	(5,457,575)	7,689,162
Other generating facilities	2,516,185	(1,372,576)	1,143,609
Meteorological towers	348,043	(206,185)	141,858
Furniture and equipment	162,941	(82,287)	80,654
Assets under capital leases	412,474	(177,475)	234,999
	26,152,242	(7,296,098)	18,856,144

The unrealized foreign exchange translation loss in property and equipment for the nine months ended September 30, 2010 was $143,854 (September 30, 2009 - $2,483,630). Total amortization for the nine months ended September 30, 2010 was $709,585 (September 30, 2009 - $1,587,517).

5.	Goodwill and other intangible assets

		September 30, 2010
	Cost	Accumulated amortization	Net book value
	$	$	$

Goodwill	3,803,260	-	3,803,260
Power purchase contracts	65,502	(51,030)	14,472
Land right-of-way	379,635	(179,610)	200,025
	4,248,397	(230,640)	4,017,757

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

5.	Goodwill and other intangible assets (continued)

		December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$

Goodwill	3,865,336	-	3,865,336
Power purchase contracts	66,006	(45,777)	20,229
Land right-of-way	385,831	(176,894)	208,937
	4,317,173	(222,671)	4,094,502

The foreign exchange translation gain on goodwill and other intangible assets for the nine months ended September 30, 2010 was $65,547 (September 30, 2009 - $594,424). Total amortization for the nine months ended September 30, 2010 was $11,327 (September 30, 2009 - $46,186).

6.	Loans payable

	September 30, 2010	December 31, 2009
	$	$

Windstar mortgages (a)	126,854	163,706
Crane financing contract (b)	127,279	165,390
Bridge financing (c) (d)	3,868,334	-
	4,122,467	329,096
Less: Current portion	3,960,895	144,490
	161,572	184,606

(a)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at September 30, 2010 is $126,854 (US$123,242) (2009 - $163,706 (US$156,491)). One of the remaining mortgages is repayable in blended monthly payments and bears interest at 6.5% and has a remaining term of four years. The other remaining mortgage is repayable in a single balloon payment and bears interest at 6.5%. The mortgages are secured by first charges on the land.

(b)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$123,656 at September 30, 2010 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(c)	Bridge financing

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,539,000 (US$2,500,000). The loans bear interest at 10% per annum, compounded monthly. The loans are due on January 15, 2011. The loans are secured by the Company’s property. $814,722 in finance fees directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at September 30, 2010, $575,885 of the finance fees has been amortized and capitalized under construction in progress.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

6.	Loans payable (continued)

(d)	Additional Bridge financing

In July 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2,131,969 (US$2,000,000). The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company’s property. $669,609 in finance fees directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at September 30, 2010, $144,929 of the finance fees has been amortized and capitalized under construction in progress.

(e)	Loans payable

Principal payments due in the next five years are as follows:

$

2010	92,560
2011	3,931,565
2012	67,632
2013	23,374
2014	7,336
4,122,467

7.	Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Income tax recovery (expense)
Current	26	(4,389)	26	(6,222)
Future	75,398	492,955	279,108	909,261
	75,424	488,566	279,134	903,039

8.	Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2009, 75,002 shares were released and then a further 75,001 shares were released on June 4, 2010, leaving a balance of 524,995 shares held in escrow. The escrow shares are released over a six year basis and will be fully released by December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder is being released equally every six months over the following four years. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Share capital (continued)

(b)
On January 15, 2010 and July 29, 2010, the Company issued 352,534 and 463,471 bonus shares at a price of $1.46 and $0.92 per share respectively in connection with the corporate loans received in the period totaling US$2.5 million and US$2 million respectively.

(c)
In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of $1.10 per Unit for total gross proceeds of $2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively.

(d)
The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,908,756 common shares representing 20% of the issued and outstanding shares as at the June 18, 2010 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest 18 months from the date of grant and expire ten years from the date of grant.

(e)	During the nine month period ended September 30, 2010, a director exercised 100,000 options at a price of $1.43. Another 300,000 options were exercised at a price of $1.23.

During the three month period ended March 31, 2010, the Company granted 300,000 options to a director and officer to acquire shares at $1.53 per share.

The Company recorded $46,836 and $364,100 of stock-based compensation expense during the three and nine month periods ended September 30, 2010, respectively (three and nine months ended September 30, 2009 - $255,828 and $993,950, respectively).

During the year ended December 31, 2009, an employee and a consultant were terminated and the exercise rights for 274,074 stock options at a weighted average price of $1.33 per share were forfeited. 550,000 options with a weighted average exercise price of $1.42 per share expired.

In 2009 the Company granted 100,000 options to a consultant to acquire shares at $1.11 per share.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Share capital (continued)

(e)	continued

A summary of stock option information as at September 30, 2010 is as follows:

	Shares	Weighted average exercise price
	#	$

Options outstanding at December 31, 2008	5,124,074	1.37
Granted	100,000	1.11
Forfeited	(274,074)	1.33
Expired	(550,000)	1.42
Options outstanding at December 31, 2009	4,400,000	1.36
Granted	300,000	1.53
Exercised	(400,000)	1.28
Options outstanding at September 30, 2010	4,300,000	1.37

		Stock options outstanding		Options exercisable
Range of exercise prices	Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options outstanding	Weighted average exercise price
$		$			$

1.11 - 1.32	1,050,000	1.27	2.35	1,037,000	1.27
1.33 - 1.54	3,250,000	1.41	2.98	3,031,000	1.40

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

9.	Warrants

Share purchase warrants outstanding as at September 30, 2010:

Warrants		Amount	Exercise price	Expiry date
#		$	$
98,980	(ii)	96,167	1.82	January 15, 2013
311,303	(iii)	177,284	1.15	July 19, 2012
782,250	(iv)	386,608	1.50	July 6, 2012
514,400	(iv)	300,866	1.50	June 30, 2012
760,801	(vi)	346,017	1.00	June 5, 2011
329,975	(vi)	97,203	1.00	May 12, 2011
100,000	(vi)	29,200	1.00	May 11, 2011
1,036,000	(v), (vi)	302,995	1.00	May 5, 2011
291,099	(v), (vi)	146,545	0.65	May 5, 2011
4,224,808		1,882,885

(i)	Each share purchase warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)
On January 15, 2010, the Company entered into two corporate loan agreements totaling US$2,500,000. A finder’s fee was payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.82.

(iii)
On June 30, 2010, the Company entered into a corporate loan agreement totaling US$2,000,000. A finder’s fee was payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.15.

(iv)
In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of $1.10 per Unit for total gross proceeds of $2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively.

(v)
For the nine month period ending September 30, 2010 a total of 200,000 Broker warrants were exercised at $0.65 and one half of one share purchase warrant was issued for each broker unit exercised. The recorded value of the broker warrants previously reflected the value of the one half of one share warrant.

For the nine month period ending September 30, 2010 a total of 1,048,850 warrants were exercised at a price of $1.00.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

9.	Warrants (continued)

(vi)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

In June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

As the Company incurred losses for the nine months ended September 30, 2010 and for the nine months ended September 30, 2009, the stock options and share purchase warrants, as disclosed in Note 8 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

10.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	$	$	$	$

Directors' fees	13,500	13,500	40,500	40,500
Consulting fees	355,747	361,205	1,008,628	1,122,717
Office and secretarial	9,000	9,000	27,000	27,000
	378,247	383,705	1,076,128	1,190,217

(b)

As at September 30, 2010, the Company had an account receivable of $88,226 (December 31, 2009 - $88,226) with a company that has a common director. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

10.	Related party transactions (continued)

(c)	As at September 30, 2010, the Company had an account receivable of $25,735 (December 31, 2009 - $12,395) from an officer and director of the Company.

(d)	As at September 30, 2010, the Company advanced directors fees of $NIL (December 31, 2009 - $9,000).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties in the normal course, unless otherwise noted.

11.	Commitments

	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$	$	$	$	$

Right of way and crossing agreement	855,897	93,339	169,457	169,457	423,644
Office leases	122,958	91,519	31,439	-	-
Management contract	57,488	57,488	-	-	-
	1,036,343	242,346	200,896	169,457	423,644

The Company has entered into a large generator interconnection agreement (“LGIA”) with Southern California Edison (“SCE”) for the Windstar project. This agreement requires the Company to pay US$306,250 to cover potential tax liabilities arising from future activities related to the LGIA. As at September 30, 2010, US$153,125 had been paid.

On August 17, 2010, the Company entered into agreements to lease land in Puerto Rico for development of solar energy facilities. Under these agreements, the Company paid an initial deposit of US$54,999 representing part of the last year of rent and will pay US$591,000 upon receipt of permits to construct and operate a solar facility on the property. The term of the lease agreement is forty years and the annual lease payments range from US$44,000 in the first year to US$220,000 in the last year. Royalty payments of 1% of net income after taxes are due once the solar facility commences operations and electricity becomes available under a power purchase agreement. The Company is in the process of registering the land lease with the Office of Puerto Rico. Pursuant to the executed lease agreement, no obligation under the lease is enforceable until it is registered.

12.	Contingencies

(a)
As at September 30, 2010, the Company has two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

12.	Contingencies (continued)

(b)
As at September 30, 2010, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under four of these agreements, the Company paid deposits of $46,000 which become nonrefundable when the Company obtains all Government, Local Authority, Utility and other contracts, agreements and approvals necessary to develop solar energy facilities. The following additional payments are contingent on the project development process as follows:

•
$15,000 - $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the purchase and sale agreement date or the company waives such requirement;

•
$25,000 is payable for four of the properties if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the purchase and sale agreement date or the company waives such requirement; and

•	The difference between the combined purchase price of $5,055,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties will be transferred to the Company when the full purchase price has been paid.

13.	Economic dependence

The Company’s revenue-producing operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

14.	Financial instruments

(a)	Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to or in the case of a liability deducted from the cost of the instrument at its initial carrying amount.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

(a)	Categories of financial assets and liabilities (continued)

The Company has made the following classifications:

•	Cash and restricted cash are classified as financial assets held-for-trading and are measured at fair value;

•	Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

•	Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at September 30, 2010 and December 31, 2009 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 6, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at September 30, 2010, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At September 30, 2010, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk (continued)

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 6 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 6, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year.

As disclosed in Note 15, the Company does not have any financial covenants relating to its financial liabilities as at September 30, 2010. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at September 30, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $83,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties. Based upon the remaining payments at September 30, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $2,500 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages this commodity price risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

(d)	Fair value hierarchy

Canadian GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Three levels of the fair value hierarchy are described below:

•	Level 1 of the fair value hierarchy includes unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 of the fair value hierarchy includes quoted prices in markets that are not active or model inputs that are observable either directly or indirectly.
•	Level 3 of the fair value hierarchy includes prices or valuation techniques that require inputs that are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As of September 30, 2010
Cash	804,962	-	-	804,962
Restricted cash	2,576,434	-	-	2,576,434
	3,381,396	-	-	3,381,396

15.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	September 30, 2010	December 31, 2009
	$	$

Total loans payable including current portion (Note 6)	4,122,467	329,096
Shareholders’ equity	28,014,148	24,843,162
Total debt and equity	32,136,615	25,172,258

Debt to equity ratio, end of period	0.15	0.01

The Company had no financial covenants that would have required compliance as at September 30, 2010.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
September 30, 2010
(Expressed in Canadian dollars)
(Unaudited)

16.	Change in estimate

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extended the life of the meteorological towers, and other generating facilities by an additional 7 years and, therefore, these assets will be depreciated over a straight-line basis over this time frame. Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years. The Company also revised its estimate of total estimated cash flows to settle the asset retirement obligation to $820,000, anticipated to be paid upon expiration of the right-of-way.

These changes in accounting estimates have been applied prospectively effective July 1, 2009 with the effect of reducing the quarterly depreciation and accretion expense to US$188,824 and US$1,625, respectively. The decrease in asset retirement obligation has been recorded as a decrease in the cost of wind turbines and towers, meteorological towers, and other generating facilities.